EMAIL: AFINERMAN@olshanlaw.com

DIRECT DIAL: 212.451.2289

May 21, 2020

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Paul Fischer
Division of Corporation Finance

Re:	Digirad Corporation Registration Statement on Form S-1 (No. 333-237928)

Ladies and Gentlemen:

On behalf of Digirad Corporation (the “Company”), we enclose the Company’s request for acceleration of the above-referenced Registration Statement to 5:30 p.m., Eastern Time, on Thursday, May 21, 2020, or as soon as possible thereafter.

Please advise the undersigned of the effectiveness of the Registration Statement.

Very truly yours,

/s/ Adam W. Finerman

Adam W. Finerman

cc:	Mr. Matthew G. Molchan

Digirad Corporation

1048 Industrial Court

Suwanee, Georgia 30024

May 21, 2020

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Paul Fischer
Division of Corporation Finance

Re:	Digirad Corporation Registration Statement on Form S-1 (No. 333-237928)

Ladies and Gentlemen:

Digirad Corporation hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 5:30 p.m., Eastern Time, on Thursday, May 21, 2020, or as soon thereafter as practicable.

Very truly yours,

DIGIRAD CORPORATION

By:	/s/ Matthew G. Molchan
Matthew G. Molchan
Chief Executive Officer